UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             SCHEDULE 13G
              Under the Securities Exchange Act of 1934

                       (Amendment No. ________)*

                       KINETIC CONCEPTS, INC.
                      --------------------------
                          (Name of Issuer)

                   COMMON STOCK, $0.001 par value
                  -----------------------------------
                   (Title of Class of Securities)

                               49460W208
                             --------------
                             (CUSIP Number)

                          February 11, 2005
                       -------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [ ]  Rule 13d-1(b)
       [ ]  Rule 13d-1(c)
       [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No.  49460W208


 1.  Name of Reporting Persons.             BLUM CAPITAL PARTNERS, L.P.
     I.R.S. Identification Nos.                              94-3205364
     of above persons
     (entities only).
-------------------- --------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group
      (See Instructions)
     (a)                                                            [X]
     (b)                                                            [X]
---------------------- ------------------------------------------------
 3.  SEC Use Only
-----------------------------------------------------------------------
 4.  Citizenship or Place of Organization                    California
-----------------------------------------------------------------------
Number of     5.  Sole Voting Power                                 -0-
Shares Bene- ----------------------------------------------------------
ficially      6.  Shared Voting Power                       4,822,309**
Owned by     -------------------------- -------------------------------
Each          7.  Sole Dispositive Power                            -0-
Reporting    ----------------------------------------------------------
Person With:  8.  Shared Dispositive Power                  4,822,309**
-----------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by
 Each Reporting Person                                      4,822,309**

 10. Check if the Aggregate Amount in Row (9)                       [ ]
      Excludes Certain Shares
        (See Instructions)

 11. Percent of Class Represented by Amount                      7.0%**
      in Row (9)
-----------------------------------------------------------------------
 12. Type of Reporting Person                                        PN
     (See Instructions)
-----------------------------------------------------------------------
**  See response to Item 4 below

CUSIP No.  49460W208

 1.  Name of Reporting Persons.       RICHARD C. BLUM & ASSOCIATES, INC.
     I.R.S. Identification Nos.                               94-2967812
     of above persons
     (entities only).
------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                             [X]
     (b)                                                             [X]
------------------------------------------------------------------------
 3.  SEC Use Only
------------------------------------------------------------------------
 4.  Citizenship or Place of Organization                     California
------------------------------------------------------------------------
Number of       5.  Sole Voting Power                                -0-
Shares Bene-    --------------------------------------------------------
ficially        6.  Shared Voting Power                      4,822,309**
Owned by        --------------------------------------------------------
Each            7.  Sole Dispositive Power                           -0-
Reporting       --------------------------------------------------------
Person With:    8.  Shared Dispositive Power                 4,822,309**

 9.  Aggregate Amount Beneficially Owned by                  4,822,309**
      Each Reporting Person

10.  Check if the Aggregate Amount in Row (9)                        [ ]
     Excludes Certain Shares
     (See Instructions)

11.  Percent of Class Represented by Amount                       7.0%**
      in Row (9)
------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                      CO
------------------------------------------------------------------------
**  See response to Item 4 below

CUSIP No.  49460W208

 1.  Name of Reporting Persons.             BLUM STRATEGIC GP II, L.L.C.
      I.R.S. Identification Nos.                              94-3395150
      of above persons
      (entities only).
------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                             [X]
     (b)                                                             [X]
------------------------------------------------------------------------
 3.  SEC Use Only
------------------------------------------------------------------------
 4.  Citizenship or Place of Organization                       Delaware
------------------------------------------------------------------------
Number of      5.  Sole Voting Power                                 -0-
Shares Bene-  ----------------------------------------------------------
ficially       6.  Shared Voting Power                       4,822,309**
Owned by      ----------------------------------------------------------
Each           7.  Sole Dispositive Power                            -0-
Reporting     ----------------------------------------------------------
Person With:   8.  Shared Dispositive Power                  4,822,309**
------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by                  4,822,309**
      Each Reporting Person

10.  Check if the Aggregate Amount in Row (9)                        [ ]
      Excludes Certain Shares
      (See Instructions)

11.  Percent of Class Represented by Amount                       7.0%**
     in Row (9)
------------------------------------------------------------------------
12. Type of Reporting Person              OO (Limited Liability Company)
 (See Instructions)
------------------------------------------------------------------------
**  See response to Item 4 below

CUSIP No.  49460W208

 1.  Name of Reporting Persons.                          RICHARD C. BLUM
     I.R.S. Identification Nos.
     of above persons
     (entities only).
------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                             [X]
     (b)                                                             [X]
------------------------------------------------------------------------
 3.  SEC Use Only
------------------------------------------------------------------------
 4.  Citizenship or Place of Organization                         U.S.A.
------------------------------------------------------------------------
Number of      5.  Sole Voting Power                                 -0-
Shares Bene-   ---------------------------------------------------------
ficially       6.  Shared Voting Power                       4,822,309**
Owned by       ---------------------------------------------------------
Each           7.  Sole Dispositive Power                            -0-
Reporting      ---------------------------------------------------------
Person With:   8.  Shared Dispositive Power                  4,822,309**
------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by                  4,822,309**
      Each Reporting Person

10.  Check if the Aggregate Amount in Row (9)                        [ ]
     Excludes Certain Shares
     (See Instructions)

11.  Percent of Class Represented by Amount                       7.0%**
      in Row (9)
------------------------------------------------------------------------
12.  Type of Reporting Person                                         IN
     (See Instructions)
------------------------------------------------------------------------
**  See response to Item 4 below

Item 1.

     (a) Name of Issuer.  Kinetic Concepts, Inc., a Texas corporation.
     (b) Address of Issuer's Principal Executive Offices.
         8023 Vantage Drive, San Antonio, Texas 78230.

Item 2.

     (a) Name of Person Filing. Reference is made to Item 1 of each of the cover pages of this Schedule 13G, which Items are incorporated by reference herein.
     (b) Address of Principal Business Office or, if none, Residence.
         The address for each reporting person is 909 Montgomery Street, Suite 400, San Francisco, California 94133.
     (c) Citizenship. Reference is made to Item 4 of each of the cover pages of this Schedule 13G, which Items are incorporated by reference herein.
     (d) Title of Class of Securities. Common Stock, $0.001 par value ("Common Stock").
     (e) CUSIP Number.  49460W208

Item 3. If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act
        (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act
        (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ] An investment adviser in accordance with S240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with S240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with S240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
       (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with S240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned: Reference is hereby made to Item 9 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

     At February 11, 2005, the following shares of Common Stock were held directly by the following persons:

            Person                              Common Stock
     ---------------------                  --------------------
     RCBA-KCI Capital Partners, L.P.            4,330,481
     Stinson Capital Partners II, L.P.            268,630
     Blum Strategic Partners II, L.P.             218,686
     Blum Strategic Partners GmbH & Co. KG          4,512

     The general partner of RCBA-KCI Capital Partners, L.P. ("RCBA-KCI") and Stinson Capital Partners II, L.P. ("Stinson II") is Blum Capital Partners, L.P. ("Blum LP"). The general partner of Blum Strategic Partners II, L.P. ("Strategic II") and the managing limited partner of Blum Strategic Partners GmbH & Co. KG ("Strategic KG") is Blum Strategic GP II, L.L.C. ("Blum GP II"). Voting and investment power concerning the above shares are held solely by Blum LP and Blum GP II. The reporting persons may be deemed to be members in a group, and as such the group would be deemed to have beneficial ownership of an aggregate of 4,822,309 shares of the Common Stock. As the sole general partner of Blum LP, Richard C. Blum & Associates, Inc. ("RCBA Inc.") is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum may be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Mr. Blum may also be deemed to be the beneficial owner of the securities over which Blum GP II has voting and investment power. Although Mr. Blum is joining in this Schedule 13G as a reporting person, the filing of this Schedule 13G shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., and managing members and members of Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or Blum GP II.

(b) Percent of class: Reference is hereby made to Item 11 of each of the cover pages to this Schedule 13G and Item 4(a) above, which Items are incorporated by reference herein.

(c)  Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote: Reference is hereby made to Item 5 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

    (ii) Shared power to vote or to direct the vote: Reference is hereby made to Item 6 of each of the cover pages to this Schedule 13G and
         Item 4(a) above, which Items are incorporated by reference herein.

   (iii) Sole power to dispose or to direct the disposition: Reference is hereby made to Item 7 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

    (iv) Shared power to dispose or to direct the disposition: Reference is hereby made to Item 8 of each of the cover pages to this Schedule 13G and Item 4(a) above, which Items are incorporated by reference herein.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Reference is hereby made to Item4(a) above, which Item IS incorporated by reference herein.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2005

RICHARD C. BLUM & ASSOCIATES, INC.     BLUM CAPITAL PARTNERS, L.P.
                                       By:  Richard C. Blum & Associates, Inc.
                                            its general partner


By:  /s/ Gregory D. Hitchan            By:  /s/ Gregory D. Hitchan
    -------------------------------         ------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    General Counsel and Secretary           General Counsel and Secretary



BLUM STRATEGIC GP II, L.L.C.           RICHARD C. BLUM


By:  /s/ Gregory D. Hitchan           /s/ Gregory D. Hitchan
     -----------------------         -------------------------------------
     Gregory D. Hitchan              By:  Gregory D. Hitchan, Attorney-in-Fact
     Member and General Counsel

                                   SCHEDULE 13G

                                   EXHIBIT INDEX

Exhibit A    Joint Filing Statement.

Exhibit B    Power of Attorney.

                                    SCHEDULE 13G

                                     EXHIBIT A
                              JOINT FILING STATEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.


Dated:  February 11, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its general partner



By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    -------------------------------        -------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    General Counsel and Secretary          General Counsel and Secretary



BLUM STRATEGIC GP II, L.L.C.          RICHARD C. BLUM



By:  /s/ Gregory D. Hitchan           /s/ Gregory D. Hitchan
     -------------------------------  -----------------------------------
     Gregory D. Hitchan               By:  Gregory D. Hitchan, Attorney-in-Fact
     Member and General Counsel

                                 SCHEDULE 13G

                                  EXHIBIT B
                               POWER OF ATTORNEY


     Know all men by these presents, that the undersigned hereby constitutes and appoints Gregory Hitchan, his true and lawful attorney-in-fact, to: (1) execute on behalf of the undersigned all forms and other documents to be filed with the Securities and Exchange Commission ("SEC"), any stock exchange, and any other similar authority, including but not limited to Forms 3, 4, 5, 13D, 13G, 13F and 144; (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such form or document and timely file such forms and documents with the SEC, any stock exchange and any other similar authority; and (3) take any action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that such attorney-in-fact is serving in such capacity at the request of the undersigned and is not assuming any of the undersigned's responsibilities to comply with applicable requirements of law.

     This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on this 22nd day of March, 2004.




     /s/ Richard C. Blum
------------------------------
     Richard C. Blum